UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 2017 FINANCIAL RESULTS

Consolidated revenue – 299.1 bln rubles (+8% compared to FY2016)

EBITDA1 - 81.1 bln rubles (+23% compared to FY2016)

Profit attributable to equity shareholders of Mechel PAO – 11.6 bln rubles

Moscow, Russia – April 5, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the full year 2017.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The 2017 financial results exceeded those of 2016. High coal prices greatly supported our mining division’s results. The steel division last year had to work in a more difficult environment, but by the end of the year the situation stabilized and the division attained good results.

“Metallurgical coal prices in 2017 were influenced by a large number of different factors, including weather cataclysms in Australia, China’s policy of regulating mining and steelmaking volumes, production and shipping problems in Australia’s mines and ports. As a result, coking coal prices were fluctuating very widely, with the annual average greatly exceeding expectations.

“The steel product market was less volatile, though the first and the second halves of the year were markedly different insofar as prices for finished products and production costs were concerned. The beginning of the year was characterized by high costs as coal and iron ore prices spiked, even as many products in our range met with weak demand and low price levels. The situation improved only in the second half of the year.

“One of our mining division’s key challenges was restoration of its mining volumes which have declined due to the lack of a sufficient amount of coal prepared for extraction. Starting in the second half of 2017 and throughout this year’s first quarter, we took steps to increase stripping operations by acquiring new equipment, actively funding repairs and bringing in contractors with equipment of their own.

“Last year, we have acquired and launched dozens of machines for our mines, open pits and washing plants, as well as modernized our environment-protection equipment. That includes 55 new equipment units for our Yakutia assets alone, including 5 excavators and 23 BelAZ trucks. This year more new equipment is forthcoming, which will enable us to step up mining volumes and take better advantage of the favorable market situation.

“The steel division consistently worked on optimizing its product range. Due to a decrease in the share of low-margin product sales, we increased output of high-value added products — structural steel, flat products, rails, stampings and forgings, products from specialty steels, and hardware from high-alloyed and stainless steels.

“The Group’s capital investment in 2017 totaled 11 billion rubles, including leasing, which is 25% more than the previous year. Our plans for 2018 include a further increase in capital investment.”

Consolidated Results For The Full Year 2017

Mln rubles	FY 2017	FY 2016%		4Q’17	3Q’17%
Revenue from external customers	299,113	276,009	8%	76,316	73,413	4%
Operating profit	57,167	42,690	34%	10,752	15,738	-32%
EBITDA	81,106	66,164	23%	21,966	18,913	16%
EBITDA, margin	27%	24%		29%	26%
Profit attributable to equity shareholders of Mechel PAO	11,557	7,126	62%	443	6,120	-93%

Mining Segment

Mechel-Mining Management Company OOO’s Chief Executive Officer Pavel Shtark noted:

“This past year was successful for the mining division with regard to financial results. The division’s revenue has grown by 12% year-on-year, EBITDA went up by 47%, and EBITDA margin reached 43%.

“This improvement was due to a favorable market conditions. The metallurgical coal market was highly volatile in 2017, with spot prices fluctuating from $141 to $314 per tonne through the year. Nevertheless, coal prices in 2017 have well exceeded the 2016 price level. For example, the average price on quarterly contracts for high-quality hard coking coal was some $210 FOB Australia, which is $96 or 84% higher than in 2016. Late 2017 was characterized by an upward price dynamics for high-quality coking coal. In November 2017 prices again topped $200 and remained over this level until the

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

end of March 2018. As a result, contract prices for premium coking coal demonstrated further growth in 1Q2018 and reached $237 per tonne.

“At the same time, there were factors that hampered the positive dynamics of our financial results. We were faced with occasional wagon shortages and natural disasters such as the Far East flooding. A decrease in coal mining and sales volumes had its impact on the division’s results. Starting the mid-2017, the division’s facilities are implementing a large-scale program to restore production volumes.

“We also plan to increase mining volumes by further developing Elga Coal Complex. Production plans for the Elga deposit in 2018 include mining volumes growth by nearly a quarter, up to nearly 5.3 million tonnes. High-quality coking coal will account for three quarters of this total volume.”

Mln rubles	FY 2017	FY 2016%		4Q’17	3Q’17%
Revenue from external customers	100,129	89,647	12%	25,444	23,166	10%
Revenue inter-segment	42,286	31,907	33%	9,312	9,706	-4%
EBITDA	61,425	41,884	47%	14,098	12,764	10%
EBITDA, margin	43%	34%		41%	39%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“For the steel division, the past year was uneven. The first two quarters saw weak markets and high commodity prices. In the third quarter the market situation improved and remained stable until the year’s end. Prices for steel products consolidated, production costs went back to normal. As a result, profitability in the last two quarters rebounded, but overall 2017 results were weaker than in 2016, with EBITDA down by 19% year-on-year.

“In 2017 the division’s revenue went up by 7% year-on-year. This was largely due to changes in our production and sales structure. We have almost entirely given up on selling billets and wire rod and reduced rebar sales by 11%. At the same time, rail sales went up by 18%, sales of the universal rolling mill’s other structural shapes by 33%, stainless long steel by 16%, flat steel by 17%, forgings by 18% and stampings by 28%. Thus, sales of high value-added products demonstrated growth, which had its positive impact on the whole division’s profitability and make its results more resistant to market volatility.

“In order to further improve our product range, we continue to master new types of high value added products in demand by market. For example, last year Beloretsk Metallurgical Plant designed and produced new types of ropes, rope wires, stainless wire and bar of various sizes from more than 10 alloyed and high-alloyed steels. Chelyabinsk Metallurgical Plant increased exports of the universal rolling mill’s new products after they earned European quality certificates.”

Mln rubles	FY 2017	FY 2016%		4Q’17	3Q’17%
Revenue from external customers	172,760	161,639	7%	43,383	44,422	-2%
Revenue inter-segment	7,622	7,254	5%	2,209	1,673	32%
EBITDA	18,817	23,172	-19%	6,642	6,101	9%
EBITDA, margin	10%	14%		15%	13%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“On the whole, production and sales of the division’s key products changed little year-on-year. Positive dynamics in our revenues, both from third parties and within the group, and EBITDA was due primarily to a planned growth of electricity and heat tariffs in 2017. Also, the price growth exceeded the increase in production costs.”

Mln rubles	FY 2017	FY 2016%		4Q’17	3Q’17%
Revenue from external customers	26,224	24,723	6%	7,489	5,825	29%
Revenue inter-segment	16,338	15,903	3%	4,427	3,438	29%
EBITDA	2,308	1,662	39%	1,319	23
EBITDA, margin	5%	4%		11%	0%

***

The management of Mechel will host a conference call today at 6:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the FY 2017 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation, depletion and amortization, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivable, Provision (reversal of provision) for doubtful accounts,  Write-off of inventories to net realisable value, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit (loss). We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, depletion, amortization and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted profit (loss) represents profit (loss) attributable to equity shareholders of Mechel PAO before Impairment of goodwill and other non-current assets, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on loss attributable to non-controlling interests, Foreign exchange (gain) loss, net, Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term and Other one-off items. Our adjusted profit (loss) may not be similar to adjusted profit (loss) measures of other companies. Adjusted profit (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit (loss). We believe that our adjusted profit (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets is considered operating expenses under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted profit (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**2 and trade working capital are presented below:

Mln rubles	31.12.2017	31.12.2016
Interest-bearing loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	380,541	395,571
Interest payable	20,420	16,916
Non-current interest-bearing loans and borrowings	17,360	11,644
Other non-current financial liabilities	40,916	36,740
Other current financial liabilities	734	-
less Cash and cash equivalents	(2,452)	(1,689)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	457,519	459,182

Current finance lease liabilities	7,476	10,175
Non-current finance lease liabilities	1,878	421
Net debt, excluding fines and penalties on overdue amounts	466,873	469,778

Mln rubles	31.12.2017	31.12.2016
Trade and other receivables	18,762	19,054
Inventories	37,990	35,227
Other current assets	7,589	6,942
Income tax receivables	107	686
Trade current assets	64,448	61,909

Trade and other payables	33,469	40,985
Advances received	4,385	3,815
Provisions and other current liabilities	3,428	3,515
Taxes and similar charges payable other than income tax	6,696	9,195
Income tax payable	4,578	2,552
Trade current liabilities	52,556	60,062

Trade working capital	11,892	1,847

EBITDA can be reconciled to our consolidated statement of profit (loss) as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	12m 2017	12m 2016	12m 2017	12m 2016	12m 2017	12m 2016	12m 2017	12m 2016
Profit (loss) attributable to equity shareholders of Mechel PAO	11,557	7,126	18,188	1,797	(5,130)	6,399	(59)	(517)
Add:
Depreciation, depletion and amortization	14,227	13,714	7,979	7,912	5,800	5,435	448	367
Foreign exchange (gain) loss, net	(4,237)	(25,947)	(4,379)	(14,960)	144	(10,904)	(2)	(83)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	47,610	54,240	34,546	39,345	14,136	17,411	880	1,078
Finance income	(633)	(1,176)	(1,810)	(2,482)	(717)	(2,234)	(57)	(54)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	7,334	8,447	4,443	2,584	2,406	5,389	486	474
Loss (profit) after tax for the year from discontinued operations, net	-	426	-	-	-	406	-	20
Net result on the disposal of subsidiaries	(470)	(194)	(470)	-	-	(194)	-	-
Profit attributable to non-controlling interests	1,013	1,706	407	511	417	1,056	189	139
Income tax expense (benefit)	3,150	4,893	2,023	5,019	800	(265)	327	139
Pension service cost and actuarial loss, other related expenses	(33)	(171)	(58)	(198)	22	26	3	2
Other fines and penalties	2,551	1,396	941	556	1,512	742	98	98
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(963)	(115)	(385)	(19)	(573)	(95)	(5)	(1)
Other one-off items	-	1,819	-	1,819	-	-	-	-
EBITDA	81,106	66,164	61,425	41,884	18,817	23,172	2,308	1,662
EBITDA, margin	27%	24%	43%	34%	10%	14%	5%	4%

Mln rubles	12m 2017	12m 2016	12m 2017	12m 2016	12m 2017	12m 2016	12m 2017	12m 2016
Profit (loss) attributable to equity shareholders of Mechel PAO	11,557	7,126	18,188	1,797	(5,130)	6,399	(59)	(517)
Add:
Impairment of goodwill and other non-current assets	6,081	5,202	3,801	1,336	2,280	3,866	-	-
Loss (profit) after tax for the year from discontinued operations, net	-	426	-	-	-	406	-	20
Net result on the disposal of subsidiaries	(470)	(194)	(470)	-	-	(194)	-	-
Effect on loss attributable to non-controlling interests	(453)	(109)	(240)	-	(213)	(109)	-	-
Foreign exchange (gain) loss, net	(4,237)	(25,947)	(4,379)	(14,960)	144	(10,904)	(2)	(83)
Pension service cost and actuarial loss, other related expenses	(33)	(171)	(58)	(198)	22	26	3	2
Other fines and penalties	2,551	1,396	941	556	1,512	742	98	98
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(963)	(115)	(385)	(19)	(573)	(95)	(5)	(1)
Other one-off items	-	1,819	-	1,819	-	-	-	-
Adjusted profit (loss), net of income tax	14,033	(10,567)	17,398	(9,669)	(1,958)	137	35	(481)

Operating profit	57,167	42,690	48,191	31,012	9,154	11,531	1,267	701
Add:
Impairment of goodwill and other non-current assets	6,081	5,202	3,801	1,336	2,280	3,866	-	-
Loss on write-off of non-current assets	321	1,953	135	863	145	1,089	41	1
Pension service cost and actuarial loss, other related expenses	(33)	(171)	(58)	(198)	22	26	3	2
Other fines and penalties	2,551	1,396	941	556	1,512	742	98	98
Other one-off items	-	1,819	-	1,819	-	-	-	-
Adjusted operating profit	66,087	52,889	53,010	35,388	13,113	17,254	1,409	802

*** including inter-segment operations

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	4q 2017	3q 2017	4q 2017	3q 2017	4q 2017	3q 2017	4q 2017	3q 2017
Profit (loss) attributable to equity shareholders of Mechel PAO	443	6,120	1,316	6,175	(1,303)	487	522	(569)
Add:
Depreciation, depletion and amortization	3,185	3,813	1,716	2,185	1,353	1,528	116	101
Foreign exchange (gain) loss, net	(635)	(1,797)	(715)	(2,168)	81	372	(1)	(1)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	11,337	12,177	8,094	8,728	3,454	3,709	215	216
Finance income	(140)	(51)	(407)	(361)	(145)	(150)	(13)	(12)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	6,531	(454)	3,933	11	2,418	(523)	180	58
Net result on the disposal of subsidiaries	4	(478)	4	(478)	-	-	-	-
Profit (loss) attributable to non-controlling interests	168	160	22	(207)	36	269	110	96
Income tax expense (benefit)	344	(821)	134	(1,234)	(31)	357	241	55
Pension service cost and actuarial loss, other related expenses	(128)	32	(133)	25	5	6	-	1
Other fines and penalties	1,659	293	465	104	1,243	110	(49)	79
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(802)	(81)	(331)	(17)	(469)	(64)	(2)	(1)
Other one-off items	-	-	-	-	-	-	-	-
EBITDA	21,966	18,913	14,098	12,764	6,642	6,101	1,319	23
EBITDA, margin	29%	26%	41%	39%	15%	13%	11%	0%

Mln rubles	4q 2017	3q 2017	4q 2017	3q 2017	4q 2017	3q 2017	4q 2017	3q 2017
Profit (loss) attributable to equity shareholders of Mechel PAO	443	6,120	1,316	6,175	(1,303)	487	522	(569)
Add:
Impairment of goodwill and other non-current assets	6,081	-	3,801	-	2,280	-	-	-
Net result on the disposal of subsidiaries	4	(478)	4	(478)	-	-	-	-
Effect on loss attributable to non-controlling interests	(453)	-	(240)	-	(213)	-	-	-
Foreign exchange (gain) loss, net	(635)	(1,797)	(715)	(2,168)	81	372	(1)	(1)
Pension service cost and actuarial loss, other related expenses	(128)	32	(133)	25	5	6	-	1
Other fines and penalties	1,659	293	465	104	1,243	110	(49)	79
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(802)	(81)	(331)	(17)	(469)	(64)	(2)	(1)
Other one-off items	-	-	-	-	-	-	-	-
Adjusted profit (loss), net of income tax	6,169	4,089	4,167	3,641	1,624	911	470	(491)

Operating profit (loss)	10,752	15,738	8,116	10,874	1,663	5,041	1,066	(203)
Add:
Impairment of goodwill and other non-current assets	6,081	-	3,801	-	2,280	-	-	-
Loss on write-off of non-current assets	170	4	69	4	91	-	10	-
Pension service cost and actuarial loss, other related expenses	(128)	32	(133)	25	5	6	-	1
Other fines and penalties	1,659	293	465	104	1,243	110	(49)	79
Other one-off items	-	-	-	-	-	-	-	-
Adjusted operating profit (loss)	18,534	16,067	12,318	11,007	5,282	5,157	1,027	(123)

*** including inter-segment operations

Attachment B

CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS)
(All amounts are in millions of Russian rubles, unless stated otherwise)	Year ended December 31,	Year ended December 31,
	2017	2016

Continuing operations
Revenue	299,113	276,009
Cost of sales	(160,356)	(146,322)
Gross profit	138,757	129,687

Selling and distribution expenses	(55,686)	(56,233)
Loss on write-off of non-current assets	(321)	(1,953)
Impairment of goodwill and other non-current assets	(6,081)	(5,202)
Provision for doubtful accounts	(332)	(758)
Taxes other than income taxes	(4,967)	(5,913)
Administrative and other operating expenses	(15,590)	(18,791)
Other operating income	1,387	1,853
Total selling, distribution and operating income and (expenses), net	(81,590)	(86,997)
Operating profit	57,167	42,690

Finance income	633	1,176
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 1,161 million and RUB 6,013 million for the periods ended December 31, 2017 and 2016, respectively	(47,610)	(54,240)
Foreign exchange gain (loss), net	4,237	25,947
Share of profit (loss) of associates, net	18	(17)
Other income	1,495	598
Other expenses	(220)	(2,003)
Total other income and (expense), net	(41,447)	(28,539)
Profit before tax from continuing operations	15,720	14,151

Income tax expense	(3,150)	(4,893)
Profit for the year from continuing operations	12,570	9,258

Discontinued operations
(Loss) profit after tax for the year from discontinued operations, net	-	(426)
Profit for the year	12,570	8,832

Attributable to:
Equity shareholders of Mechel PAO	11,557	7,126
Non-controlling interests	1,013	1,706

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	313	430

Exchange differences on translation of foreign operations	313	431
Net loss on available for sale financial assets	-	(1)
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax:	145	(23)
Re-measurement of defined benefit plans	145	(23)
Other comprehensive income for the year, net of tax	458	407

Total comprehensive income for the year, net of tax	13,028	9,239

Attributable to:
Equity shareholders of Mechel PAO	12,012	7,529
Non-controlling interests	1,016	1,710

Earnings (loss) per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted, profit for the year attributable to common equity shareholders of Mechel PAO	27.76	17.12
Earnings per share from continuing operations (Russian rubles per share), basic and diluted	27.76	17.99
Loss per share from discontinued operations (Russian rubles per share)	-	(0.87)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are in millions of Russian rubles)
	December 31, 2017	December 31, 2016

Assets
Current assets
Inventories	37,990	35,227
Income tax receivables	107	686
Trade and other receivables	18,762	19,054
Other current assets	7,589	6,942
Other current financial assets	562	167
Cash and cash equivalents	2,452	1,689
Total current assets	67,462	63,765

Non-current assets
Property, plant and equipment	197,875	204,353
Mineral licenses	33,240	36,099
Goodwill and other intangible assets	19,211	18,355
Investments in associates	283	265
Deferred tax assets	96	1,502
Other non-current assets	758	891
Non-current financial assets	202	235
Total non-current assets	251,665	261,700
Total assets	319,127	325,465

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 41,992 million and RUB 38,594 million as of December 31, 2017 and 2016, respectively	422,533	434,165
Trade and other payables	33,469	40,985
Finance lease liabilities	7,476	10,175
Income tax payable	4,578	2,552
Taxes and similar charges payable other than income tax	6,696	9,195
Advances received	4,385	3,815
Other current financial liabilities	734	-
Other current liabilities	69	19
Pension obligations	849	944
Provisions	3,359	3,496
Total current liabilities	484,148	505,346

Non-current liabilities
Interest-bearing loans and borrowings	17,360	11,644
Finance lease liabilities	1,878	421
Income tax payable	-	540
Other non-current financial liabilities	40,916	36,740
Other non-current liabilities	138	159
Pension obligations	3,512	3,501
Provisions	3,814	3,420
Deferred tax liabilities	11,494	16,282
Total non-current liabilities	79,112	72,707
Total liabilities	563,260	578,053

Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	28,326
Accumulated other comprehensive income	1,303	848

Accumulated deficit	(283,743)	(294,444)
Equity attributable to equity shareholders of Mechel PAO	(253,066)	(260,274)
Non-controlling interests	8,933	7,686
Total equity	(244,133)	(252,588)
Total equity and liabilities	319,127	325,465

CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are in millions of Russian rubles)	Year ended December 31,	Year ended December 31,
	2017	2016

Cash flows from operating activities
Profit for the year	12,570	8,832
Less loss (profit) after tax for the year from discontinued operations, net	-	426
Profit for the year from continuing operations	12,570	9,258
Adjustments to reconcile profit from continuing operations to net cash provided by operating activities:
Depreciation	12,555	11,813
Depletion and amortisation	1,672	1,901
Foreign exchange (gain) loss, net	(4,237)	(25,947)
Deferred tax (income) expense	(3,401)	5,104
Provision for doubtful accounts	332	758
Write-off of accounts receivable	109	113
Write-off of inventories to net realisable value	470	364
Revision in estimated cash flows of rehabilitation provision	-	(375)
Loss on write-off of non-current assets	321	1,953
Impairment of goodwill and other non-current assets	6,081	5,202
Loss on disposal of non-current assets	21	57
Gain on sale of investments	(2)	(186)
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(963)	(115)
Curtailment and remeasurement of pension obligations	(175)	(325)
Pension service cost and actuarial loss, other related expenses	142	154
Finance income	(633)	(1,176)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 1,161 million and RUB 6,031 million for the periods ended December 31, 2017 and 2016, respectively	47,610	54,240
VEB commissions write-off	-	1,411
Gain on royalty and other proceeds associated with disposal of Bluestone	(474)	(121)
Provision for non-recoverable advances to pension funds	-	408
Other	281	51

Changes in working capital items:
Trade and other receivables	(318)	(5,542)
Inventories	(4,508)	(1,070)
Trade and other payables	(3,435)	(4,259)
Advances received	625	588
Taxes payable and other liabilities	4,064	2,368
Other current assets	(895)	(883)

Income tax paid	(4,530)	(2,101)
Net operating cash flows from discontinued operations	-	(436)

Net cash provided by operating activities	63,282	53,207

Cash flows from investing activities
Loans issued and other investments	(525)	(133)
Interest received	165	128
Royalty and other proceeds associated with disposal of Bluestone	474	103
Proceeds from disposal of subsidiaries, net of cash disposed	94	145
Purchases of available for sale securities	-	(4)
Proceeds from loans issued and other investments	144	31
Proceeds from disposals of property, plant and equipment	328	285

Purchases of property, plant and equipment	(6,460)	(4,742)
Purchases of intangible assets	(771)	-
Interest paid, capitalized	(587)	(782)
Net cash used in investing activities	(7,138)	(4,969)

Cash flows from financing activities
Proceeds from loans and borrowings	23,200	4,002
Repayment of loans and borrowings	(35,033)	(42,322)
Dividends paid to shareholders of Mechel PAO	(856)	(5)
Dividends paid to non-controlling interests	(122)	(2)
Interest paid, including fines and penalties	(31,948)	(33,872)
Acquisition of non-controlling interests in subsidiaries	(3,358)	-
Proceeds from sales of 49% stakes in Elga coal complex, with put-option granted	-	34,300
Repayment of obligations under finance lease	(3,513)	(3,238)
Deferred payments for acquisition of assets	(455)	-
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(3,652)	(4,732)
Net cash used in financing activities	(55,737)	(45,869)

Effect of exchange rate changes on cash and cash equivalents	(637)	(1,807)

Net (decrease) increase in cash and cash equivalents	(230)	562

Cash and cash equivalents at beginning of period	1,689	3,079
Cash and cash equivalents, net of overdrafts at beginning of period	1,453	891
Cash and cash equivalents at end of period	2,452	1,689
Cash and cash equivalents, net of overdrafts at end of period	1,223	1,453

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: April 5, 2018